UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company
CNPJ # 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. hereby informs its shareholders and the market the approval, by the Central Bank of Brazil, on this date, of the capital stock increase process in the amount of R$5,000,000,000.00, increasing it from R$38,100,000,000.00 to R$43,100,000,000.00, with a 20% bonus stock (2 new shares for each 10 shares of the same type held), as resolved in the Special Shareholders’ Meeting held on March 10, 2015, informing that:

1)	the shareholders registered in the Bank’s books on March 26, 2015 will be benefited. As of March 27, 2015, the shares will be traded ex-bonus;
2)	the bonus shares will be included in the shareholders’ position on March 31, 2015, and they will be available on April 1, 2015;
3)

monthly interest on shareholders’ equity will be adjusted to R$0.017249826 per common share and R$0.018974809 per preferred share (gross), and will be paid, as from the interests regarding the month of April 2015, by the amount of R$0.014662352 per common share and R$0.016128588 per preferred share, net of withholding income tax, in conformity with the System for Payment of Monthly Interest on Shareholders’ Equity, except for corporate shareholders that are exempt from the referred tax, which shall receive the declared amount;

4)

considering the bonus shares to be incorporated into shareholders’ position on March 31, 2015 and the value of the monthly interest on shareholders’ equity to be adjusted, as mentioned above, there will be an increase of 10% over the amounts paid monthly as from the interest referring to the month of April 2015.

By appropriate, it informs that:

•

the unit value of the bonus shares is R$5.942089762, pursuant to the provisions in Article 10 of Law #9,249, of December 26, 1995, and in Paragraph One of Article 47 of Brazilian Federal Revenue Service Normative Instruction # 1,022, of April 5, 2010, which will be included in the “Statement of Book-Entry Shares for the 2016 Income Statement, referring to the 2015 Calendar Year”;

•

for the shareholders who want to transfer fractions of shares resulting from the bonus stock, it is established the period between April 1, 2015 to April 30, 2015, pursuant to the provisions of Paragraph Three of Article 169 of Law # 6,404/76. After this period, eventual remaining fractions will be separated, grouped into whole numbers and sold at an Auction to be held on May 13, 2015 at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange), and the respective amounts will be made available to shareholders entitled thereto on June 1, 2015, as follows:

a)

to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. Those who do not have such data updated must present themselves at a Bradesco Branch on their preference bearing their CPF (Individual Taxpayer’s ID), RG (Identification Document) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled; and

b)

to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

As of March 26, 2015, the shares composing the capital stock will have equal participation in the monthly interest on shareholders’ equity and eventually complementary ones and/or dividends to be declared, as well as, fully, any other advantages as of mentioned date.

According to what has been said, the monthly interest on shareholders’ equity related to the month of April/2015 will be paid, on May 4, 2015, in conformity with items 3 and 4 above, to the shareholders registered in the Company’s records on April 1, 2015 (declaration date and record date of right). The Company’s shares will be traded “ex-right” on interest from April 2, 2015 on.

Cidade de Deus, Osasco, SP, March 17, 2015

Banco Bradesco S.A.
Luiz Carlos Angelotti
Managing Officer and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 18, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.